# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PERPETUA RESOURCES CORP., CIK 0001526243
CUSIP: 714266103
Title of class of securities: COMMON SHARES, WITHOUT PAR VALUE
Address of issuer's principal executive offices: 405 S. 8TH STREET, BOISE, Idaho (ID), 83702
Date of event which requires filing of this statement: 10/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000002809

## Reporting persons
- AGNICO EAGLE MINES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 10,866,965; shared voting power 0; sole dispositive power 10,866,965; shared dispositive power 0; aggregate amount beneficially owned 10,866,965 (8.71% of the class)
  Comment: The number of shares beneficially owned includes common shares issuable upon the exercise of certain warrants to purchase 2,861,229 common shares that are held by the Reporting Person.

## Item 1. Issuer
Name of issuer: PERPETUA RESOURCES CORP.
Address of issuer's principal executive offices: 405 S. 8TH STREET BOISE, ID, 83702

## Item 2. Person Filing
Name of person filing: Agnico Eagle Mines Limited
Address of principal business office or, if none, residence: 145 King Street East, Suite 400, Toronto, Ontario, Canada, M5C 2Y7
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
10,866,965 as of October 31, 2025.

The number of shares beneficially owned includes common shares issuable upon the exercise of certain warrants to purchase 2,861,229 common shares that are held by the Reporting Person.
Percent of class: 8.71% as of October 31, 2025.
Sole power to vote or to direct the vote: 10,866,965
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,866,965
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AGNICO EAGLE MINES LIMITED: /s/Chris Vollmershausen, Chris Vollmershausen/Executive Vice President, Legal, General Counsel & Corporate Secretary (10/31/2025)